中信泰富有限公司

BY COURIER

Exemption No. 82-5232

CITIC PACIFIC

Date: 21st May, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since April 22, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2259

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since April 22, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : May 4, 2004
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding financial assistance to affiliated companies pursuant to Rule 13.16 of HKSE Listing Rules
   Date : May 7, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Press Announcement regarding the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on May 10, 2004
   Date : May 10, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April, 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 4th May, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,190,110,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,190,110,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	9,900,000	--	--	--	9,900,000	Nil
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price:* *HK$* ______ 2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil

Remarks : ________________

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0267)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON 10 MAY 2004

At the Annual General Meeting of CITIC Pacific Limited ("the Company") held on 10 May 2004 ("the AGM"), all the resolutions were approved by shareholders by poll voting. The number of shares represented by votes for and against the respective resolutions at the AGM was as follows:-

	RESOLUTIONS	Number of Votes (%)	
		For	**Against**
1	To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2003.	1,367,752,043 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2	To declare a final dividend for the year ended 31 December 2003.	1,371,021,043 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(a)	To re-elect Mr. Larry Yung Chi Kin as Director.	1,002,749,459 (99.9806%)	195,000 (0.0194%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(b)	To re-elect Mr. Peter Lee Chung Hing as Director.	1,354,554,459 (99.9856%)	195,000 (0.0144%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(c)	To re-elect Mr. Norman Yuen Kee Tong as Director.	1,355,042,459 (99.9856%)	195,000 (0.0144%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(d)	To re-elect Mr. Liu Jifu as Director.	1,355,047,459 (99.9856%)	195,000 (0.0144%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(e)	To re-elect Mr. Willie Chang as Director.	1,355,042,459 (99.9856%)	195,000 (0.0144%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration.	1,360,236,459 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5(a)	To fix the director's fee at HK$150,000 per annum.	869,819,043 (99.9975%)	22,000 (0.0025%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5(b)	(i) To pay additional remuneration of HK$100,000 per annum to each Audit Committee member.	1,367,428,043 (99.9952%)	65,000 (0.0048%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
	(ii) To pay additional remuneration of HK$50,000 per annum to each Remuneration Committee member.	1,367,411,043 (99.9941%)	81,000 (0.0059%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6	To amend the New Articles of Association of the Company.	1,366,514,043 (99.9897%)	141,000 (0.0103%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
7	To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution.	1,229,485,241 (88.5433%)	159,084,239 (11.4567%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8	To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution.	1,371,096,643 (98.8422%)	16,060,837 (1.1578%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
9	To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (8) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (7).	1,366,975,037 (98.5452%)	20,180,443 (1.4548%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai
Secretary

Hong Kong, 10 May 2004

Notes:

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 2,190,110,160 shares. None of these 2,190,110,160 shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.
2. PricewaterhouseCoopers, the Company's auditors, was appointed as the scrutineer for the vote-taking at the AGM.
3. Directors of the Company who offered themselves for re-election at the AGM have abstained from voting on the resolution in respect of their respective re-election as director. Directors of the Company have also abstained from voting on the resolution for fixing the director's fee at HK$150,000.

As at the date of this announcement, the board of directors of the Company comprises:

Larry Yung Chi Kin	*Chairman*	Carl Yung Ming Jie	*Executive Director*
Henry Fan Hung Ling	*Managing Director*	Liu Jifu	*Executive Director*
Vernon Francis Moore	*Deputy Managing Director*	Willie Chang	*Non-executive Director*
Peter Lee Chung Hing	*Deputy Managing Director*	Hamilton Ho Hau Hay	*Independent non-executive Director*
Norman Yuen Kee Tong	*Deputy Managing Director*	[illegible]	[illegible]

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

ANNOUNCEMENT PURSUANT TO RULE 13.16

In accordance with the requirement under Rule 13.16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Directors of CITIC Pacific Limited (the "Company") announce the details of financial assistance given to and guarantees given for facilities granted to the affiliated companies by the Company and/or its subsidiaries as at 31st December, 2003

Pursuant to Rule 13.16 of the Listing Rules, a general disclosure obligation will arise where any of the percentage ratios of the financial assistance to affiliated companies, and guarantees given for facilities granted to affiliated companies in aggregate exceeds 8%. List out below are details on the financial assistance given to and guarantees given for facilities granted to the affiliated companies by the Company and/or its subsidiaries as at 31st December, 2003 which in aggregate exceed 8% of the consolidated total assets of the Company as at 31st December, 2003 after deducting the proposed dividend.

Affiliated Companies	**Group's Interest**	**Advances** *(HK$M)*	*Notes*	**Business Nature (further details are shown in the 2003 annual report)**
Behringer China Limited	50%	1	3	Trading
Cheer First Limited	40%	2,150	3	Financing (CITIC Tower)
Festival Walk Holdings Limited	50%	2,530	6	Property investment
Hong Kong Resort Company Limited	50%	979	3	Property development (Discovery Bay)
Hong Kong Air Cargo Terminals Limited	10%	305	3	Air cargo handling service
Konorus Investment Limited	15%	168	3	Property development (Victoria Towers)
Shanghai Dah Chong Children's Food Factory Co., Ltd.	51%	8	4, 9	Food trading and manufacturing
Shanghai Shineway DCH Tyson Co., Ltd.	22%	1	4	Production and selling of meat and related food products
Shandong Chenming Xinli Cogeneration Co.,Ltd	49%	29	5	Coal-fired co-generation power plant construction and operation and related business.
Shenzhen Dah Chong Joint Venture Motor Service Co.,Ltd	50%	2	4	Motor servicing
Sun Kong Investment Company Limited	40%	6	4	Property development
Western Harbour Tunnel Company Limited	35%	1,060	6	Franchise to construct and operate the Western Harbour Crossing
北京北汽眾運汽車貿易有限公司 (Beijing Beiqi Zhongyun Motor Trading Company, Ltd.)	50%	11	4	Motor trading
廣東日產汽車貿易有限公司 (Guangdong Nissan Co Ltd)	50%	38	7	Motor trading and servicing
青島日產汽車銷售服務有限公司 (Qingdao Nissan Co Ltd)	51%	7	8, 10	Motor trading and servicing
Jilin Xinli Power Cogeneration Co.,Ltd	60%	–	2, 10	Coal-fired co-generation power plant construction and operation and related business
		7,295		

Notes:

1. As at 31st December, 2003, there was no outstanding capital injection commitment to the above list of affiliated companies.
2. As at 31st December, 2003, there was no guarantee given for facilities granted to the affiliated companies except for a several guarantee of HK$674 million to support the Company's share of the loan facilities at Jilin Power Station of which HK$661 million was utilised.
3. The advances, which carried interest with reference to Hong Kong Inter-Bank Offer Rates over the borrowing period, were unsecured and had no fixed terms of repayment.
4. The advances were interest free, unsecured and had no fixed terms of repayment.
5. The advances, which carried interest at a based rate promulgated by bank in China over the borrowing period, were unsecured and repayable by 2009.
6. The advances, which carried interest with reference to prime rate over the borrowing period, were unsecured and had no fixed terms of repayment.
7. The advances, which carried interest with reference to rate offered by bank in China over the borrowing period except for an interest free amount of HK$0.5 million, were unsecured and had no fixed terms of repayment.
8. The advances, which carried interest with reference to Hong Kong Inter-Bank Offer Rates over the borrowing period except for an interest free amount of HK$6 million, were unsecured and had no fixed terms of repayment.
9. This is the Group's associated company and is accounted for using the equity method.
10. This is the Group's jointly controlled entity and is accounted for using the equity method.

Where the circumstances giving rise to a disclosure under Rule 13.16 of the Listing Rules continue to exist at the Company's interim period end or annual financial year end, the Company will comply with the requirement under Rule 13.22 by including a proforma combined balance sheet of affiliated companies in the interim or annual report.

The Directors of the Company as at the date of this announcement are as follows:

Larry Yung Chi Kin	*Chairman*	Carl Yung Ming Jie	*Executive Director*
Henry Fan Hung Ling	*Managing Director*	Liu Jifu	*Executive Director*
Vernon Francis Moore	*Deputy Managing Director*	Willie Chang	*Non-executive Director*
Peter Lee Chung Hing	*Deputy Managing Director*	Hamilton Ho Hau Hay	*Independent non-executive Director*
Norman Yuen Kee Tong	*Deputy Managing Director*	Alexander Reid Hamilton	*Independent non-executive Director*
Yao Jinrong	*Executive Director*	Hansen Loh Chung Hon	*Independent non-executive Director*
Chang Zhenming	*Executive Director*	Norman Ho Hau Chong	*Independent non-executive Director*